------                                 U.S. Securities and Exchange Commission
FORM 4                                         Washington, D.C. 20549
------
[ ]  Check box if no longer         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     subject to Section 16.
     Form 4 or Form 5 obligation        Filed pursuant to Section 16(a) of the
     may continue.                      Securities Exchange Act of 1934, Section
     See Instruction 1(b).              17(a) of the Public Utility Holding
     ---                                Company Act of 1935 or Section 30(f)
                                        of the Investment Company Act of 1940

-----------------------------------------  -------------------------------------------- --------------------------------------------
1. Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol  6.Relationship of Reporting Person to Issuer

Robson     George                             Dendrite International, Inc. ("DRTE")       (Check all applicable)
-----------------------------------------     Nasdaq National Market
(Last)     (First)    (Middle)                                                               Director                   10% Owner
                                                                                        -----                      -----
                                                                                         X   Officer (give title        Other
                                                                                        -----             below)   -----  (specify
                                           --------------------------------------------                                   below)
                                           3.IRS Identification   4.Statement for         Execuitve Vice President and Chief
                                             Number of Reporting    Month/Year            Financial Officer
                                             Person, if an Entity   August 2000           ------------------------------------------
        300 Caversham Road                  (Voluntary)
-----------------------------------------                         ------------------------------------------------------------------
            (Street)                                              5. If Amendment, Date  7. Individual or Joint/Group Filing
                                                                     of Original (Month/    (Check applicable line)
                                                                                  Year)
Bryn Mawr   PA        19010                                                                 X  Form filed by one Reporting Person
                                                                                          -----
-----------------------------------------
(City)    (State)      (Zip)                                                                   Form filed by more than one Reporting
                                                                                               Person
                                                                                          -----
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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.Title of Security 2.Trans- 3.Transaction    4.Securities Acquired (A) or      5.Amount of Securi- 6.Ownership  7.Nature of
  (Instruction 3)     action   Code             Disposed of (D) (Instructions     ties Beneficially   Form:        Indirect
                      Date     (Instruction 8)  3, 4, and 5)                      Owned at End of     Direct       Beneficial Owner-
                      (Month/                                                     Month               (D) or       ship
                      Day/                                                        (Instructions       Indirect (I) (Instruction 4)
                      Year)                                                       3 and 4)            (Instruc-
                              -------------------------------------------------                       tion 4)
                              Code      V       Amount    (A) or     Price
                                                          (D)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock           --      --      --         --       --          --              8,871              I           ESPP(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          8/1/00   M                 15,000    A        $3.9792           45,248(2)           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          8/1/00   S                 15,000    D       $28.02             45,248(2)           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          8/4/00   M                 25,000    A        $3.9792           45,248(2)           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          8/4/00   S                  5,000    D       $30.94             45,248(2)           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          8/4/00   S                  5,000    D       $29.44             45,248(2)           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          8/4/00   S                  5,000    D       $30.44             45,248(2)           D
------------------------------------------------------------------------------------------------------------------------------------


*If the  Form is  filed  by more  than one  Reporting  Person,  see  Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                         (Print or Type Response)


                                                                                                                        Page 1 of 2


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.Title of     2.Conversion  3.Trans-   4.Transaction    5.Number of      6.Date Exercisable and 7.Title and Amount    8.Price of
  Derivative     or Exercise   action     Code (Inst.8)    Derivative       Expiration Date        of Underlying         Derivative
  Security       Price of      Date                        Securities       (Month/Day/Year)       Securities            Security
  (inst. 3)      Derivative    (Month/                     Acquired (A) or                         (Inst. 3 and 4)       (Inst. 5)
                 Security      Day/                        Disposed of (D)
                               Year)                       (Inst. 3, 4,
                                                           and 5)
                                         -------------------------------------------------------------------------------------------
                                         Code    V        (A)   (D)         Date Exer-   Expir-    Title   Amt or
                                                                            cisable      ation             # of
                                                                                         Date              Shares
------------------------------------------------------------------------------------------------------------------------------------
Options to       $3.9792      8/1/00      M                    15,000        7/14/00     5/13/07  Common   15,000          N/A
purchase                                                                                           Stock
Common
Stock(3)
------------------------------------------------------------------------------------------------------------------------------------
Options to       $3.9792      8/4/00      M                    25,000        7/14/00     5/13/07  Common   25,000          N/A
purchase                                                                                           Stock
Common
Stock(3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
9.Number of        10.Ownership      11.Nature of
  Derivative          Form of           Indirect
  Securities          Derivative        Beneficial
  Beneficially        Security:         Ownership
  Owned at            Direct (D)        (Inst. 4)
  End of Month        Indirect (I)
  (Inst. 4)           (Inst. 4)

--------------------------------------------------------------------------------
  638,500               D
--------------------------------------------------------------------------------
  638,500               D
--------------------------------------------------------------------------------
Explanation of Responses:

(1) Such shares of Common  Stock of the Issuer are held in the Issuer's Employee
Stock Purchase Plan.

(2) Such  amount has been adjusted  to reflect an error  in calculation from Mr.
Robson's Form 4 filed for May, 2000.

(3) Such options become exercisable as follows: 25% on the first anniversary of the first anniversary of the date of grant, and the remaining 75% shall become exercisable pro-rata on a monthly basis over the following three years, whereby
1/48th of such remaining options shall vest on each one month anniversary after the first anniversary of the date of grant.

                                                                                      /s/ George Robson                 9/5/00
                                                                                -------------------------------       --------------
                                                                                **Signature of Reporting Person       Date

     **  Intentional  misstatements  or  omissions of facts  constitute  Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                     ---
     Note: File three copies of this Form, one or which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.                                                      Page 2 of 2
                                   ---
